1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
KATHERINE COGHLAN katherine.coghlan@dechert.com +1 212 641 5643 Direct +1 212 314 0026 Fax

September 5, 2023

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harbor ETF Trust (the “Registrant”)

Post-Effective Amendment No. 31

(File Nos. 333-255884 and 811-23661)

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided by Melissa McDonough on July 5, 2023 and by David Mathews on July 25, 2023 with respect to Post-Effective Amendment (“PEA”) No. 31 to the Registrant’s registration statement on Form N-1A (the “Registration Statement”). PEA No. 31 was filed in connection with the registration of shares of a new series of the Registrant, Harbor Long-Short Equity ETF (the “Fund”).

Set forth below are the Staff’s verbal comments together with the Registrant’s responses. Terms used but not defined herein have the same meaning as in PEA No. 31.

Accounting Comments Provided by Melissa McDonough on July 5, 2023

COMMENT 1:

(Prospectus—Fund Summary—Fees and Expenses of the Fund)

The Staff notes that the fees and expense tables are open for completion. The Staff may provide additional comments after reviewing the completed tables.

Response:	The Registrant has attached a completed fee table in Appendix A to this letter.
COMMENT 2:

(Prospectus—Fund Summary—Performance)

Please consider whether certain additional disclosures are required by Rule 6-11 of Regulation S-X given that the fund being acquired (“Predecessor Fund”) is a private fund.

Response:

The Registrant has reviewed the requirements of Rule 6-11 of Regulation S-X and confirms that the Predecessor Fund’s audited financial statements as of December 31, 2022 will be included in the definitive filing. The Registrant will also include the supplemental financial information required by Rule 6-11(d).

September 5, 2023 Page 2

COMMENT 3:	(Prospectus—Fund Summary—Performance) Please include additional discussion regarding how the Predecessor Fund and the Fund align, as well as any differences.

Response:

The Registrant believes that the current disclosure describes the similarities and differences between the Predecessor Fund and the Fund in the appropriate level of detail. Accordingly, the Registrant respectfully declines to revise the disclosure in response to this comment.

Legal Comments Provided by David Mathews on July 25, 2023

COMMENT 4:	(Prospectus—Front Cover Page) Please provide the Fund’s ticker symbol (either in correspondence or in the 485(b) filing).

Response:	The Registrant confirms it will include the Fund’s ticker symbol in the Fund’s 485(b) filing.

COMMENT 5:

(Prospectus—Fund Summary—Fees and Expenses of the Fund)

Please supplementally provide the completed fee table and clarify that the footnote to the fee table describing the unitary fee includes a complete list of the expenses not covered by the unitary fee.

Response:

The Registrant has attached a completed fee table in Appendix A to this letter. The Registrant confirms that the footnote to the fee table describing the expenses not covered by the unitary fee includes a complete list of such expenses.

COMMENT 6:

(Prospectus—Fund Summary—Fees and Expenses of the Fund)

In supplemental correspondence, please explain how the Fund’s “Other Expenses” were estimated and how it was determined that such estimate is reasonable.

Response:

Pursuant to Instruction 6(a) to Item 3 of Form N-1A, the Registrant has estimated the “Other Expenses” it expects the Fund to incur during the fiscal year. In determining its estimated expenses, the Registrant considered the expenses to which the Fund is subject outside of the unitary management fee based on the Fund’s reasonably anticipated asset level.

COMMENT 7:

(Prospectus—Fund Summary—Fees and Expenses of the Fund)

Please supplementally confirm that the 12b-1 fee reflected in the fee table will be 0.00% or, if it will not be 0.00%, please confirm that the 12b-1 fee will not exceed 0.25% of the Fund’s average net assets.

September 5, 2023 Page 3

Response:

The Registrant confirms that the 12b-1 fee reflected in the fee table will be 0.00%. While the Fund plans to adopt a Rule 12b-1 plan permitting the payment of Rule 12b-1 fees, there is no present intention for the Fund to make such payments.

COMMENT 8:

(Prospectus—Fund Summary—Fees and Expenses of the Fund)

Please confirm in supplemental correspondence if it is anticipated that the Fund will incur acquired fund fees and expenses greater than 0.01% in its first year of operations. If so, please add a separate line item relating to acquired fund fees and expenses in the fee table.

Response:	The Registrant confirms that the Fund is not anticipated to incur acquired fund fees and expenses greater than 0.01% in its first year of operations.

COMMENT 9:

(Prospectus—Fund Summary—Fees and Expenses of the Fund)

Footnote three to the fee table refers to the “investment strategy best suited to seek the objective of the Fund.” Please revise this disclosure to clarify that “best suited” refers to the Subadvisor’s or Advisor’s judgment or remove “best suited.”

Response:

The Registrant has incorporated this comment and revised the disclosure as follows:

[2] “‘Other expenses’ are estimated for the current fiscal year. ‘Other Expenses’ consist of interest expense paid on borrowing with respect to long positions, which result from the Fund’s use of alternative financing transactions, such as reverse repurchase agreements and borrowing on a line of credit. These expenses are not payable by the Advisor under the unitary fee arrangement.”

[3] “Dividends~~Dividend~~ and Interest ~~Expense~~ on Short Sales” reflect interest expense and dividends paid on borrowed securities. Interest expenses result from the Fund’s use of prime brokerage arrangements to execute short sales. Dividends paid on borrowed securities are an expense of short sales. These~~Such~~ expenses are ~~required to be treated as a Fund expense for accounting purposes and are~~ not payable by the Advisor under the unitary fee arrangement~~to Harbor Capital Advisors, Inc.~~ Any interest expense amount or dividends paid on securities sold short will vary based on the Fund’s use of those investments ~~as an investment strategy best suited to seek the objective of the Fund~~.

September 5, 2023 Page 4

COMMENT 10:

(Prospectus—Fund Summary—Fees and Expenses of the Fund)

Please supplementally confirm whether the Fund’s portfolio turnover rate is anticipated to be greater than 100% and if so, please revise the disclosure accordingly. The Staff notes that one section of the Prospectus states that the Fund will not engage in frequent trading, but portfolio turnover rate risk is included as a principal risk of the Fund.

Response:

The Registrant confirms that the Fund’s portfolio turnover rate is anticipated to be greater than 100%. The Registrant has removed the disclosure noted by the Staff stating that the Fund will not engage in frequent trading.

COMMENT 11:

(Prospectus—Fund Summary—Principal Investment Strategy)

The principal investment strategy disclosure states that the Fund will invest primarily in large cap and mid cap companies and also states that the Fund may invest up to 15% in foreign issuers. Please revise the disclosure to clarify if foreign investments will be in large cap and mid cap companies or if there is a different capitalization range for foreign securities. Please also revise the disclosure to state whether the Fund’s investment in foreign issuers will be in listed securities or in private, unlisted securities.

Response:

The Registrant has incorporated this comment and revised the disclosure as follows:

“The Fund may also invest in U.S. Treasury bills and derivatives, including listed and over-the-counter options. The Fund may invest up to 15% of its total assets in the securities of U.S. listed foreign issuers of large cap and mid cap companies.”

COMMENT 12:

(Prospectus—Fund Summary—Principal Investment Strategy)

Please clarify in supplemental correspondence whether the Fund’s short selling activity, use of derivatives and reverse repurchase agreements will result in the Fund being a general derivatives user under Rule 18f-4 under the Investment Company Act of 1940, as amended (the “1940 Act”) (i.e., subject to the program requirements, limit on fund leverage, and board reporting requirements) or if the Fund expects to be a limited derivatives user under the rule.

Response:	The Registrant confirms that the Fund will be classified as a general derivatives user under Rule 18f-4.

COMMENT 13:

(Prospectus—Fund Summary—Principal Investment Strategy)

With respect to the third bullet point included in the principal investment strategy, in order to aid investor understanding of the Fund’s strategy, please clarify that this bullet correlates to the description of the long model provided later in the strategy disclosure.

September 5, 2023 Page 5

Response:

The Registrant has incorporated this comment and revised the disclosure as follows:

“With respect to the long model, within~~Within~~ each group, proprietary stock selection factors determined based upon conversations with company management and third-party fundamental analysts;”

COMMENT 14:

(Prospectus—Fund Summary—Principal Investment Strategy)

Please revise the following disclosure using plain English: “based on macroeconomic data that forecasts time varying views of risk that the market has historically rewarded.”

Response:

The Registrant has incorporated this comment and revised the disclosure as follows:

“The Subadvisor’s proprietary macroeconomic regime model designates three regimes - value, neutral, and momentum - based on the Subadvisor’s analysis of macroeconomic data that ~~forecasts time varying views of risk that the market has historically rewarded, as determined by the Subadvisor~~ is consistent, in the Subadvisor’s view, with market participants’ willingness to accept less, average, or more risk in their portfolios. This macroeconomic data includes but is not limited to data on banks, employment, housing, industrial production, and securities markets. The Subadvisor uses this macroeconomic data to determine the weights of various stock selection factors and gross and net exposures for the Fund. In periods when its analysis of macroeconomic data suggests to the Subadvisor that investors may be willing to accept more risk, the Subadvisor will seek to enter a momentum regime, whereas in periods when the data suggests investors may be willing to accept less risk, the Subadvisor will seek to enter a value regime.”

COMMENT 15:	(Prospectus—Fund Summary—Principal Investment Strategy) Please revise the disclosure to clarify how the Subadvisor uses macroeconomic data to determine weights of various stock selection factors.

Response:	The Registrant has incorporated this comment and revised the disclosure as presented in response to Comment 14.

COMMENT 16:

(Prospectus—Fund Summary—Principal Investment Strategy)

Please revise the disclosure to clarify that the Subadvisor’s investment focus on industry group is limited to the Fund’s fundamental policy not to

September 5, 2023 Page 6

concentrate in a particular industry. In addition, please clarify in disclosure how the Subadvisor forms its views with respect to industry focus.

Response:

The Registrant has incorporated this comment and revised the disclosure as follows:

“Industry Group Focus. It is the Subadvisor’s view, that the opportunity for positive returns for active management are not equal among industry groups. For this reason, the Subadvisor will focus on those industry groups that, in its view, have the greatest potential to add value through the stock selection process over time by starting with the Index and further narrowing that universe by focusing on industry groups exhibiting the highest dispersion in returns over time. The Subadvisor’s investment focus on industry group is limited by the Fund’s fundamental policy not to concentrate in a particular industry.”

COMMENT 17:

(Prospectus—Fund Summary—Principal Investment Strategy)

The Staff notes that the sub-sections of the principal investment strategy disclosure describing the long model and short model both reference US large cap companies but earlier sections of the strategy reference US large cap and mid cap companies as well as foreign investments. Please clarify in the disclosure if the long model and short model only include large cap issuers or if mid cap companies and foreign issuers are also included in the long and/or short models.

Response:

The Registrant notes that the long model and the short model apply to all equity securities in which the Fund invests. The Registrant has revised the disclosure as follows:

“Long Model. In investing in long positions in equity securities of ~~U.S. large cap~~ companies, the Subadvisor utilizes a multifactor model to identify the stocks that are likely to deliver the best upside returns. These factors fall into the broad groups of valuation, quality, profitability, and momentum, and are determined based on the Subadvisor’s experience and conversations with company management and third-party fundamental analysts and are specific to each industry group. The Subadvisor will vary the weights to the factor groups depending on the regime in place at the time, as determined by the Subadvisor (for example, the value factor weights having greater emphasis in value regimes).

Short Model. The Subadvisor will identify equity securities of ~~U.S. large cap~~ companies that it believes will underperform using a separate short model that analyzes several factors, such as value, quality, profitability, and momentum that the Subadvisor believes will be more effective for this

September 5, 2023 Page 7

purpose. ~~These factors seek to increase the spread of the performance between the long side of the strategy and the short side of the strategy to better capture the downside returns.~~ The Subadvisor will sell these stocks short on behalf of the Fund. When the Fund shorts securities of a company, it borrows shares of that company which it then sells. The Fund closes out a short sale by purchasing the security that it has sold short and returning that security to the entity that lent the security. Short sales are considered speculative transactions and a form of leverage.”

COMMENT 18:

(Prospectus—Fund Summary—Principal Investment Strategy)

With respect to the disclosure describing the short model, the first sentence states that the Subadvisor analyzes several factors. Please revise the disclosure to clarify what those factors are. In addition, please revise the second sentence in this paragraph using plain English.

Response:	The Registrant has incorporated this comment and revised the disclosure as presented in response to Comment 17.

COMMENT 19:

(Prospectus—Fund Summary—Principal Investment Strategy)

Please revise the disclosure to include a discussion relating to the Advisor’s allocation of the management of the Fund’s assets to the Subadvisor.

Response:

The Registrant respectfully notes that Form N-1A does not require such disclosure to be included in the principal investment strategy section of the Prospectus. Further, the Registrant respectfully notes that the Prospectus includes a discussion of the Advisor and its ability to either manage funds directly or employ a “manager of managers” approach in response to Item 10 of Form N-1A. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

COMMENT 20:

(Prospectus—Fund Summary—Principal Risks)

Please revise the Premium/Discount Risk heading to add reference to liquidity risk or, alternatively, please relocate the last sentence of this risk to a separate Liquidity Risk tile.

Response:

The Registrant notes that the referenced disclosure relates to the possibility that liquidity issues could lead to differences between the market price of the Fund’s shares and their net asset value and therefore relates to premium/discount risk. Accordingly, the Registrant respectfully declines to revise the disclosure in response to this comment.

September 5, 2023 Page 8

COMMENT 21:

(Prospectus—Fund Summary—Principal Risks)

Please revise the Foreign Securities Risk to include discussion that the Fund may invest in securities in foreign markets with different trading hours than the Fund’s shares.

Response:

The Registrant has incorporated this comment and revised the disclosure as follows:

“Foreign Securities Risk: Because the Fund may invest in securities of foreign issuers, an investment in the Fund is subject to special risks in addition to those of U.S. securities. These risks include heightened political and economic risks, greater volatility, currency fluctuations, higher transaction costs, delayed settlement, possible foreign controls on investment, possible sanctions by governmental bodies of other countries and less stringent investor protection and disclosure standards of foreign markets. Foreign securities are sometimes less liquid and harder to value than securities of U.S. issuers. These risks are more significant for issuers in emerging market countries. Foreign market trading hours and holiday schedules may limit the Fund’s ability to buy and sell securities. Global economies and financial markets are becoming increasingly interconnected, and conditions and events in one country, region or financial market may adversely impact issuers in a different country, region or financial market.”

COMMENT 22:

(Prospectus—Fund Summary—Principal Risks)

Given the role of short sales in the Fund’s strategy, please include a separate Short Sales Risk tile that discusses the potential for losses if the Fund misperceives investment value.

Response:

The Registrant has revised the disclosure as follows:

“Short Sales Risk: If the price of securities sold short increases, the Fund would be required to pay more to replace the borrowed securities than the Fund received on the sale of the securities. Because there is theoretically no limit to the amount of the increase in price of the borrowed securities, the Fund’s risk of loss on a short sale is potentially unlimited if the Fund misperceived or misjudged the relevant securities’ value. Short sales involve what is referred to as counterparty risk or the risk that a loss may be sustained as a result of the failure or inability of the broker-dealer through which the Fund made the short sale (the “counterparty”) to comply with the terms of the contract.”

September 5, 2023 Page 9

COMMENT 23:

(Prospectus—Fund Summary—Principal Risks)

Please supplementally provide the completed bar chart and performance table reflecting the Predecessor Fund’s performance information prior to the definitive filing. Please include this information as an appendix to the comment/response letter. The Staff notes that it may have additional comments after reviewing the performance presentation.

Response:	The Registrant has included the bar chart and performance table with the Predecessor Fund’s performance information in Appendix B to this letter.

COMMENT 24:

(General Background of the Predecessor Fund)

In correspondence, please provide more detail regarding the following:

(i) the Predecessor Fund’s background, strategy and operations;

Response: The Predecessor Fund is a Delaware limited partnership. The Predecessor Fund commenced operations on January 1, 2015 and implements its investment strategy indirectly through its investment in a master fund, which has the same general partner, investment manager, investment policies, objectives, guidelines and restrictions as the Predecessor Fund. The Predecessor Fund pursues a long-short equity strategy that is the same in all material respects as the investment strategy of the Fund.

(ii) why the Predecessor Fund was formed;

Response: The Predecessor Fund was initially formed to serve the needs of hedge fund investors. The Predecessor Fund was formed to provide investors with an opportunity to invest in an investment vehicle that pursues long term growth of capital with low correlation to the overall performance of the equity market.

(iii) why the Predecessor Fund is being reorganized into a registered investment company;

Response: The Predecessor Fund is being reorganized into a registered investment company because the Predecessor Fund has not achieved sufficient scale and the Advisor believes that there is investor demand for an ETF that pursues the same investment strategy as the Predecessor Fund.

(iv) how any similarities or differences factored into concluding that the investment policies and objectives of the Predecessor Fund and the Fund are equivalent in all material respects and that the strategy is appropriate for the Fund as a registered investment company.

Response: The Fund was organized with the purpose of offering an ETF with the same investment strategy as the Predecessor Fund and

September 5, 2023 Page 10

managed by the same portfolio manager. The Subadvisor has managed the Predecessor Fund since its inception and will employ the same strategy in managing the Fund. The Registrant notes that the Predecessor Fund has been managed since inception in a way that would have materially complied with the material, investment-related limitations of the 1940 Act and the Internal Revenue Code that apply to registered investment companies.

COMMENT 25:

(Presentation of the Predecessor Fund’s Prior Performance)

With respect to the presentation of prior performance, please provide in supplemental correspondence answers and explanations to the following:

(i) Was the Subadvisor the only investment manager and/or the only adviser responsible for the prior performance of the Predecessor Fund that is being presented?;

Response: The Subadvisor was the only investment manager responsible for the prior performance of the Predecessor Fund.

(ii) Did the Subadvisor manage any other funds or accounts during this period with materially equivalent strategies to the Predecessor Fund and, if so, please explain whether those accounts have been or will be reorganized into registered investment companies;

Response: The Predecessor Fund is the U.S. feeder of a master-feeder fund structure, consisting of Disciplined Alpha Master Fund, L.P., a Cayman Islands exempted company (the “Master Fund”), and Disciplined Alpha Offshore Fund, Ltd., also a Cayman Islands exempted company (the “Offshore Feeder”). The Registrant understands that the Master Fund and Offshore Feeder will continue to exist following the Reorganization and will not be reorganized into registered investment companies. The Master Fund and Offshore Feeder have materially equivalent strategies as the Predecessor Fund. In addition, the Subadvisor manages a fund in a UCITS structure which pursues a materially equivalent strategy as the Predecessor Fund. The Registrant understands that this fund will not be reorganized into a registered investment company.

(iii) Did the Predecessor Fund transfer substantially all of its assets to the Fund in connection with the Reorganization?;

Response: The Predecessor Fund will redeem its interest in the Master Fund in-kind and, following such redemption, transfer all of its assets to the Fund in connection with the Reorganization.

(iv) Could the Predecessor Fund have complied with Subchapter M of the Internal Revenue Code prior to the Reorganization?;

September 5, 2023 Page 11

Response: Yes, the Predecessor Fund could have complied with Subchapter M of the Internal Revenue Code prior to the Reorganization.

(v) Were there any investment strategy changes made by the Predecessor Fund within one year prior to the filing of this registration statement? And if so, were such changes made in anticipation of the reorganization of the Predecessor Fund into a registered investment company?;

Response: There were no investment strategy changes made by the Predecessor Fund within one year prior to the filing of the Registration Statement.

(vi) Please describe any material variations in assets under management of the Predecessor Fund that occurred within one year of the filing of this registration statement and, if so, please describe the reasons for such variations. If such variations were in the form of redemptions, did any redeeming investor re-invest in other accounts managed by the Subadvisor? If so, do such funds or accounts pursue similar investment strategies as the Predecessor Fund?;

Response: There were no material variations in assets under management of the Predecessor Fund that occurred within one year of the filing of the Registration Statement.

(vii) With respect to the master fund in which the Predecessor Fund invested to implement its investment strategy, did any other funds or accounts utilize the same master fund to pursue their investment strategies? And if so, were the strategies of such funds or accounts similar to that pursued by the Subadvisor for the Predecessor Fund?;

Response: Yes, as described above, the Offshore Feeder implements its investment strategy through investing in the same Master Fund in which the Predecessor Fund invests. The Offshore Feeder pursues the same investment strategy as the Predecessor Fund.

(viii) Does the Subadvisor maintain records to support the performance information presented as required by the Investment Advisers Act of 1940, as amended (the “Advisers Act”)?

Response: The Subadvisor complies with all applicable recordkeeping requirements under the Advisers Act necessary to maintain records to support the performance information presented.

September 5, 2023 Page 12

COMMENT 26:

(Prospectus—Additional Information About the Fund’s Investments—Investment Objective)

Please revise the disclosure to clarify if shareholders would receive notice of a change to the Fund’s investment objective and, if so, please clarify how much advanced notice shareholders would receive.

Response:

The Registrant confirms that shareholders will be notified of changes to the Fund’s investment objective. The Registrant notes that Form N-1A requires disclosure of whether a fund’s investment objective may be changed without shareholder approval, but does not require disclosure of any notice requirement or notice period. For this reason, the Registrant respectfully declines to make any changes in response to this comment.

COMMENT 27:

(Prospectus—Additional Information About the Fund’s Investments—Investment Objective)

With respect to the Item 9 principal investment strategy section, given that the Fund will pursue a long-short strategy focused on large cap and mid cap companies, please revise the disclosure to include more detailed disclosure as to how the Subadvisor, in seeking to achieve the Fund’s investment objective, will manage the Fund’s investments in equities specific to large cap and mid cap issuers and please include related risk disclosure. In your response, please confirm that the revised disclosure is consistent with Form N-1A and the guidance from the Staff included in IM Guidance Update 2014-08.

Response:

The Registrant respectfully notes that Item 9(b)(1) of Form N-1A calls for a description of “the Fund’s principal investment strategies, including the particular type or types of securities in which the Fund principally invests or will invest.” The Registrant further notes that the existing disclosure contains Item 9 disclosure describing the risks associated with investing in equity securities and common stocks. The Registrant feels that this is sufficient to address the Fund’s investments in the securities of large cap and mid cap companies. The Registrant further notes that the disclosure in this section contains more specific discussion of the Fund’s strategy with respect to short selling than what is contained in the Fund Summary section of the prospectus. For these reasons, the Registrant believes that the existing disclosure complies with the guidance and respectfully declines to make any changes in response to this comment.

COMMENT 28:

(SAI—Investment Restrictions—Fundamental Investment Restrictions)

Supplementally, please describe how the Advisor or Subadvisor determines industry categories for purposes of the Fund’s fundamental investment restrictions relating to industry concentration. For example, does the Advisor or Subadvisor use internal definitions or categories defined by third parties?

Response:	The Advisor and Subadvisor rely on Global Industry Classification Standard (“GICS”) industry groups to determine industry categories.

September 5, 2023 Page 13

If you have any questions or comments concerning the foregoing, please contact the undersigned at (212) 641-5643.

Sincerely,

/s/ Katherine Coghlan

Katherine Coghlan

Cc:	Diana R. Podgorny, Esq.

Sean Seaman, Esq.

Harbor ETF Trust

Christopher P. Harvey, Esq.

Stephanie A. Capistron, Esq.

Dechert LLP

Appendix A

Appendix B

Performance

The performance shown in the bar chart and performance table for the years prior to 2023 is that of another investment vehicle, the “Disciplined Alpha Onshore Fund LP”, a Delaware limited partnership, and reflects all fees and expenses, including a performance fee, incurred by the predecessor fund. The performance information has not been adjusted to reflect Fund expenses. The Disciplined Alpha Onshore Fund LP was reorganized into the Fund on [XXXX X], 2023. Disciplined Alpha LLC (“Disciplined Alpha”) served as the general partner and investment manager to the Disciplined Alpha Onshore Fund LP, which commenced operations on January 1, 2015 and, since that time, implemented its investment strategy indirectly through its investment in a master fund, which had the same general partner, investment manager, investment policies, objectives, guidelines and restrictions as the Disciplined Alpha Onshore Fund LP.

Regardless of whether the Disciplined Alpha Onshore Fund LP operated as a stand-alone fund or invested indirectly through a master fund, Disciplined Alpha managed the Disciplined Alpha Onshore Fund LP assets using investment policies, objectives, guidelines and restrictions that were in all material respects equivalent to those of the Fund. The Disciplined Alpha Onshore Fund LP performance information in the bar chart and table has not been adjusted to reflect the Fund’s expenses. However, the Disciplined Alpha Onshore Fund LP was not a registered fund and so it was not subject to the same investment and tax restrictions as the Fund. If it had been, the Disciplined Alpha Onshore Fund LP’s performance may have been lower. Please note that the Fund’s past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future. To obtain performance information, please visit the Fund’s website at harborcapital.com or call 800-422-1050.

After-tax returns cannot be calculated for periods before the Fund’s registration as an exchange-traded fund and they are, therefore, unavailable.